FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Changes to the legal structure of Abbey and Alliance & Leicester

In order to optimise the capital, liquidity funding and overall financial efficiency of the enlarged group, Banco Santander, S.A. (“Santander”) intends to transfer its Alliance & Leicester plc (“A&L”) shares to Abbey National plc (“Abbey”).

Accordingly, the Board of Abbey resolved on 16 December 2008 to issue ordinary shares to Santander in exchange for Santander’s shares held in A&L. It is expected that this transaction will take place on or about 9 January 20091.

In addition, Abbey has injected today £950,000,000 of capital into A&L through a subscription of: (i) 234,113,712 A&L ordinary shares for cash at £2.99 per ordinary share; (ii) US$220 million undated subordinated notes issued by A&L; and (iii) Euro 115 million undated subordinated notes issued by A&L. As a result of the subscription of ordinary shares earlier today, Abbey currently holds 35.6 per cent of the issued share capital of A&L.

This injection uses the capital injected into Abbey by Santander on 12th October. This fulfils the agreed commitment to the UK government’s banking support scheme and the indications of the potential requirement to provide new capital to A&L given by Santander at the time of its offer.

Two copies of Abbey General Meeting documentation (including Resolutions passed) to give effect to the above have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Ends

Contacts

Matthew Young	Communications Director, Abbey	020 7756 4232
Anthony Frost	Head of Corporate Communications, Abbey	020 7756 5536

Notes

1. A further confirmatory announcement will be made once Abbey has acquired Santander’s shares in A&L.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated:17 December 2008	By / s / Jessica Petrie
(Authorised Signatory)